

August 25, 2022

Tin Lung David Leung
President and Chief Executive Officer
New Momentum Corp.
150 Cecil Street, #08-01
Singapore 069543

> **Re: New Momentum Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed August 18, 2022**
> **File No. 333-257302**

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-1 filed August 18, 2022

Cover Page

1. We note your response to comment 2. As previously requested, where you discuss transfers of cash here on page 4 and in the summary on page 10, please provide cross-references to the consolidated financial statements.

2. We note your disclosure that "[t]he requirement in the HFCAA that the PCAOB be permitted to inspect the issuer's public accounting firm within <u>two or three</u> years, may result in the delisting of our securities from applicable trading markets in the U.S, in the future if the PCAOB is unable to inspect our accounting firm at such future time" (emphasis added). Please remove this statement or alternatively revise to reflect that the inspection time frame is three years under the HFCAA and two years under the proposed

Accelerating Holding Foreign Companies Accountable Act, if enacted, as you note in the preceding paragraph.

3. We note your response to comment 4, as well as your amended disclosure. Please make the following revisions:

- Please remove your cross-reference on page 4 to the risk factor discussing currency conversion or explain why such risk factor cross-reference is appropriate.

- Include a new risk factor in your section beginning on page 13 which addresses the risk that funds and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets, to the extent cash and/or assets in the business is in Hong Kong or your Hong Kong entities.

- In your amended disclosure on page 4 and in the last summary risk factor on page 9, where you discuss such risk related to funds and/or assets, include a cross-reference to the new risk factor noted in the foregoing bullet point.

Prospectus Summary, page 6

4. We note your response to comment 3. In an appropriate place in your prospectus summary that begins on page 6, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

5. We note your response to comment 5. Please revise your summary risk factors discussion on page 9 to include a cross-reference in each bullet point to the relevant individual detailed risk factor. Please also update your summary risk factors to include both a summary of and a cross-reference to each of your three individual risk factor headings that are on page 21 of the registration statement.

Permissions under Hong Kong Law and PRC Law, page 10

6. We note your response to comment 7, as well as the filed consent of Tasman C.H. Tam. Please revise your disclosure to name your local counsel in each case that you refer to being advised by such counsel, as you do on page 19 where you now name Tasman C.H. Tam. In this regard, such disclosure on page 19 indicates that Tasman C.H. Tam is only your Hong Kong counsel. To the extent that you are also relying on PRC counsel, as you indicate here on page 10, please also identify this counsel in the registration statement and file their consent as an exhibit. Last, if you did not rely on an opinion of PRC counsel with respect to your conclusions regarding CAC review, state as much and explain why such an opinion was not obtained.

7.   We note your response to comment 8, as well as your amended disclosure, and we reissue the comment in-part. In particular:

- Please describe the consequences to you and your investors if you or your subsidiaries do not receive or maintain such permissions or approvals (which you disclose you "have received").

- Where you discuss "requisite permits or permissions," please revise also address the consequences for failure to have the requisite "approvals."

- Where your disclosure addresses the consequences if you "inadvertently conclude that such permissions or approvals are not required," please remove the lead-in disclosure to this paragraph stating if "either Hong Kong or PRC authorities reinterpret PRC laws to apply to Hong Kong companies," or revise to clarify that these are two separate scenarios.

Enforcement of Civil Liabilities, page 38

8.   We note your response to comment 10, as well as your revised disclosure that you "have been advised Hong Kong does not have a treaty providing . . . ." Please revise to name the counsel who has advised you, and to the extent that you have been advised by a counsel other than Tasman C.H. Tam, please ensure that you file their consent as an exhibit to the registration statement.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 43

9.   We note your response to comment 9, as well as your amended disclosure that "Total Asia Associates's response is attached as Exhibit 16.1 to this Current Report on Form S-1" (emphasis added). Please revise to clarify that you are referring to this registration statement, if true, and file such response as an exhibit. In this regard, it does not appear that Total Asia Associates' response has been filed, as there is no exhibit 16.1 included in the index on page 54.

    You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Thomas E. Puzzo, Counsel